Consent of Independent Petroleum Engineers and Geologists

As independent petroleum engineers, we hereby consent to (a) the use of our audit letter relating to the proved reserves of gas and oil (including coalbed methane) of CNX Resources Corporation as of December 31, 2020, (b) the references to us as experts in CNX Resources Corporation's Annual Report on Form 10-K for the year ended December 31, 2020 and (c) the incorporation by reference of our name and our audit letter into CNX Resources Corporation's Registration Statements on Form S-8 (File No. 333-183039, File No. 333-167892, File No. 333-126057, File No. 333-113973, File No. 333-87545, File No. 333-160273, File No. 333-211286, File No. 333-238309, and File No. 333-249096), that incorporate by reference such Form 10-K.

We further wish to advise that we are not employed on a contingent basis and that at the time of the preparation of our report, as well as at present, neither Netherland Sewell & Associates, Inc. nor any of its employees had, or now has, a substantial interest in CNX Resources Corporation or any of its subsidiaries, as a holder of its securities, promoter, underwriter, voting trustee, director, officer, or employee.

NETHERLAND, SEWELL & ASSOCIATES, INC.
/s/ DANNY D. SIMMONS
By:	Danny D. Simmons, P.E.
President and Chief Operating Officer

Houston, Texas
February 9, 2021

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